UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Second Amendment to Resolution on Merger and Acquisition of POSCO P&S

The resolution on merger and acquisition of POSCO P&S (originally filed on August 23, 2018 and amended on September 20, 2018; the “Resolution”) is further amended as follows, and the amended parts are emphasized in bold. The revised version of the Resolution is attached below. Except as expressly amended herein, there is no other amendment or modification.

<Timeline>

Resolution on merger decision (The Board of Directors)	August 22, 2018

Notice of Closing of the Register of Shareholders	August 22, 2018

Conclusion of a contract	August 23, 2018

Record date for Closing of the Register of Shareholders	September 6, 2018

Period for Closing of the Register of Shareholders	September 7, 2018~September 13, 2018

Period for Receiving Shareholders’ Objection on merger	September 6, 2018~September 20, 2018

Resolution on merger approval (The Board of Directors)	November 3, 2018

Period for Receiving Creditors’ Objection on merger	November 5, 2018~ December 31, 2018

Date of merger	January 1, 2019

Issuance Date of new shares (Treasury shares)	January 7, 2019

Notice of completion of merger (Approval Date of the Board of Directors)	January 30, 2019

Registration Date of merger	February 1, 2019

Resolution on Merger and Acquisition of POSCO P&S

On August 22, 2018, the Board of Directors of POSCO resolved to acquire and merge POSCO Processing & Service (“POSCO P&S”), one of its subsidiaries, into POSCO. The type of merger at concerned is small-scale merger, which is based on the Article 527-3 of the Korean Commercial Act (“KCA”).

The information in detail is as follows :

Method of the Merger

-   POSCO P&S is merged into POSCO

•  Acquiring/Surviving Company: POSCO

•  Acquired/Target Company: POSCO P&S

-   Upon completion of merger, the name of surviving company is POSCO, and POSCO P&S will be dissolved.

Type of the Merger	Small-scale merger

Purpose of the Merger	Enhancing the shareholders’ value by increasing management efficiency in finance and creating synergies

Major Effects from the Merger

-   As of this public disclosure date, the largest shareholder of POSCO is National Pension Service, holding 10.82% stake in POSCO. Also, the largest shareholder of POSCO P&S is POSCO, holding 93.95% stake in POSCO P&S (POSCO holds 98.30% stake in POSCO P&S in case related parties are considered).

-   Upon completion of the merger, POSCO will remain as the surviving company.

Also, POSCO will succeed the all rights and obligations of POSCO P&S.

-   The largest shareholder of POSCO will remain the same.

-   POSCO Processing & Service will be dissolved.

-   This merger is expected to bring many benefits, including without limitation, reducing corporate taxes and administration costs and bringing operating synergy with other subsidiaries.

Merger Ratio	Common Share 1 : 0.1456475 (POSCO : POSCO P&S)

Calculation Basis of Merger Ratio

(1) Merger Unit Price of POSCO Common Share (listed company)

A: Weighted average price of recent 1 month (July 22~August 21, 2018) : KRW 324,954

B: Weighted average price of recent 1 week (August 15~August 21, 2018): KRW 318,432

C: Price of recent date (August 21, 2018): KRW 326,000

Merger Unit Price[(A + B + C) / 3]: KRW 323,129

(2) Merger Unit Price of POSCO P&S Common Share (unlisted company)

A: Intrinsic value [(a x 1 + b x 1.5) ÷ 2.5] : KRW 47,063

a. Value of Asset: KRW 38,419

b. Value of Profitability: KRW 52,826

B: Relative value: N/A

Merger Unit Price: KRW 47,063

Accordingly, the merger ration of POSCO and POSCO P&S is determined as 1 : 0.1456475

External Evaluation	Samil PricewaterhouseCoopers had evaluated the value of POSCO P&S, which is an unlisted company. (Evaluation period: June 29~August 21, 2018)

Category and Number of Issuing new shares for Merger	Common Shares / 115,703 shares ø POSCO will distribute its treasury shares to the shareholders of POSCO P&S, and new shares will not be issued.

Other information for investors

-   Samil PricewaterhouseCoopers had reviewed each company’s merger price and merger ratio of 1 : 0.1456475 (POSCO : POSCO P&S) and agrees that they are appropriate.

-   In accordance with Article 527-3 of KCA, this small-scale merger will be approved by the Board of Directors of POSCO and will not be voted at the ordinary general meeting of shareholders.

-   The timeline of merger may be adjusted.

-   In accordance with Article 527-3 of KCA, in the case of small-scale merger, appraisal rights of stockholders opposing merger shall not apply.

-   In accordance with Article 527-3 of KCA, the merger shall not be effected if shareholders who own no less than 20 percent of the total number of issued and outstanding shares of the company surviving a merger give written notice to the company of their dissent to the merger within two weeks of the receipt of the public notice.

-   The merger contract between POSCO and POSCO P&S shall not come into effect if any reason set forth below occurs prior to the date of merger.

1)  Written agreement between the parties is entered into before the date of merger

2)  Either party’s board of director does not approve the merger.

3)  After execution of this merger contract but prior to the date of merger, if any material adverse effect occurs or is reasonably expected to occur in financial condition, business performance, other business situation or prospect of either party which may result in failure to achieve the purpose of this merger.

4)  If any party materially breaches the merger contract

<Company profile >

Company Name	POSCO Processing & Service

Main Business	Wholesaler of primary metal products

Consolidated Financial status (as of December 31, 2017)			(in KRW	)

Total Asset	914,142,251,767	Total Capital	66,885,845,000

Total Liabilities	289,442,647,895	Sales revenue	492,395,822,438

Total Equity	624,699,603,872	Net profit	96,047,084,873

<Timeline>

Resolution on merger decision(The Board of Directors)	August 22, 2018

Notice of Closing of the Register of Shareholders	August 22, 2018

Conclusion of a contract	August 23, 2018

Record date for Closing of the Register of Shareholders	September 6, 2018

Period for Closing of the Register of Shareholders	September 7, 2018~September 13, 2018

Period for Receiving Shareholders’ Objection on merger	September 6, 2018~September 20, 2018

Resolution on merger approval (The Board of Directors)	November 3, 2018

Period for Receiving Creditors’ Objection on merger	November 5, 2018~ December 31, 2018

Date of merger	January 1, 2019

Issuance Date of new shares (Treasury shares)	January 7, 2019

Notice of completion of merger (Approval Date of the Board of Directors)	January 30, 2019

Registration Date of merger	February 1, 2019

*	The timeline may be adjusted.
**

If you wish to object to above merger, please contact Jayne Whalen at Computershare at +1-201-222-4412 to request an objection form. A completed objection form needs to be faxed to Citibank, N.A., depositary of POSOC, prior to 4:00 p.m. (New York time) on Sept. 18th, 2018 at +1-201-222-4593 (attn.: Jayne Whalen).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: December 12, 2018	By	/s/ Yoon, Duk-Il
(Signature)
	Name:	Yoon, Duk-Il
	Title:	Senior Vice President